EXHIBIT 99.1

Centerra Gold Provides Öksüt Mine Update on Earthquake in Türkiye

TORONTO, Feb. 06, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) reports that its Öksüt Mine, located in central Türkiye, is continuing to operate normally after two powerful earthquakes occurred in southeastern Türkiye and northern Syria, approximately 180 kilometres from the Öksüt Mine site. There were no injuries to our employees or contractors at the mine or at the Company’s other offices within Türkiye and initial inspections have not detected any damage to the infrastructure at the Öksüt Mine.

Paul Wright, Centerra’s Interim President and Chief Executive Officer, stated “Centerra offers its condolences to the people of Türkiye and all those that have lost loved ones in this natural disaster. The Company has mobilized an emergency response team from the Öksüt Mine to assist Turkish state emergency preparedness authorities and regional disaster response organizations and will continue to provide support where possible.”

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Toby Caron	Shae Frosst
Treasurer and Director, Investor Relations	Manager, Investor Relations
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/44c9f5dd-babe-4268-bcd3-07c138774449